Exhibit 21

Subsidiaries of the Registrant

Name	State of Incorporation
The Community Bank	Massachusetts (direct)
Cody Services Corporation	Massachusetts (direct)
Campello Capital Trust I	Delaware (direct)
Windstream Insurance, Inc.	Massachusetts (indirect)
Campello Securities Corporation	Massachusetts (indirect)
McCormick & Sons Insurance Agency	Massachusetts (indirect)